Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus issued January 26, 2018

Registration No.  333-221510

February 2, 2018

TFI TAB GIDA YATIRIMLARI A.Ş.

Free Writing Prospectus

Update to Preliminary Prospectus

TFI TAB Gıda Yatırımları A.Ş. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a preliminary prospectus dated January 26, 2018 (the “Preliminary Prospectus”), forming part of the Company’s Registration Statement on Form F-1 (File No. 333-221510) (the “Registration Statement”).

In response to a comment received telephonically on February 1, 2018 from the Staff of the Division of Corporation Finance of the SEC, on February 2, 2018, the Company filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1714768/000104746918000571/a2234435zf-1a.htm

The SEC requested that the Company amend the Registration Statement to clarify and correct certain dilution disclosures. This free writing prospectus presents below certain information included in Amendment No. 6 in the section entitled “Dilution” and supplements the Preliminary Prospectus and supersedes the information contained in the Preliminary Prospectus to the extent such information is inconsistent with the information in this free writing prospectus. You should carefully read Amendment No. 6 before deciding to invest. Before such amendments, although prefixed by the US$ symbol, the figures included were presented in Turkish lira. The updated information is summarized below:

Dilution represents the difference between the amount per ADS representing 12 ordinary shares  paid by investors in this offering and the pro forma net tangible book value per ADS immediately after this offering. Net tangible book value per ADS as of September 30, 2017 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number  of  ADSs outstanding at September 30, 2017, as adjusted to give effect to the completion of the Primary Conversion and the Reverse Stock Split and the grant of share awards under our LTI Plan relating to 9,823,702 of our ordinary shares that vested in January 2018, which gave rise to a tax liability of US$1,481,628, divided by 110,948,848. After giving effect to (i) the Primary Conversion, the Reverse Stock Split and the share grants described above; and the sale of the ADSs offered by us in this offering at a price of US$10.00 per ADS, the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the application of net proceeds to us from this offering of US$25,650,700 (which assumes the underwriters do not exercise their right to purchase additional ADSs) to us but without taking into account any other changes in net tangible book value after September 30, 2017, our pro forma as  adjusted net tangible book value as of September 30, 2017 would have been approximately US$84.7 million, or US$0.73 per ADS. This represents an immediate increase in net tangible book value to our existing shareholders of US$0.20 (or TL 0.72) per ADS and an immediate dilution to new investors in this offering of US$9.27 per ADS.

The following table illustrates this per share dilution in net tangible book value to new investors:

Assumed initial public offering price per ADS representing 12 ordinary shares			US$	10.00
Net tangible book value per ADS as of September 30, 2017(1)	US$	0.53
Increase per ADS attributable to new investors	US$	0.20
Pro forma as adjusted net tangible book value per ADS after this offering			US$	0.73
Dilution per ADS to new investors			US$	9.27

(1)            The Net tangible book value per ADS as of September 30, 2017, is based on a number of ordinary  shares outstanding as of September 30, 2017, assuming the completion of the Primary Conversion   and the Reverse Stock Split at such date and adjusted to reflect the grant of share awards under      our LTI Plan relating to 9,823,702 of our ordinary shares that vested in January 2018.

If the underwriters exercise their option to purchase additional shares in full, the number of ADSs held by new investors will increase to 25.3 million, or 21.9% of the total number of ordinary shares after this offering and the percentage of ordinary shares held by existing shareholders will decrease to 78.1% of the total ordinary shares outstanding. The pro forma as adjusted net tangible book value following the offering would be US$0.72 per ADS, the increase in pro forma net tangible book value per ADS to existing shareholders would be US$0.18 and the dilution per share to new investors would be US$9.28  per ADS, in each case assuming  an  initial public offering price of  US$10.00 per ADS (which is the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The Company has filed the Registration Statement (including the Preliminary Prospectus) (File No. 333-221510) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus, the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com; or Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.